UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Atento S.A.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

L0427L204

(CUSIP Number)

Man Group plc
Riverbank House, 2 Swan Lane
London, EC4R 3AD, United Kingdom
+44-207-144-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

March 2, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. L0427L204	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
GLG Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,062,200

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,062,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,062,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. L0427L204	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Man Group plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,062,200

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,062,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,062,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. L0427L204	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Man Funds VI plc – Man GLG High Yield Opportunities

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
977,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
977,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
977,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no par value (the “Shares”), of Atento S.A., a public company organized under the laws of the Grand Duchy of Luxembourg with registered number B185761 (the “Issuer”), whose registered office is located at 1, rue Hildegard Von Bingen, L-1282, Luxembourg, Grand Duchy of Luxembourg.

As discussed in Item 4 below, the Reporting Persons (as defined herein) may be deemed members of a “group” (within the meaning of Rule 13d-5 under the Exchange Act of 1934, as amended (the “Exchange Act”)) with Aquiline Credit Opportunities Fund L.P., Intrepid Income Fund and Intrepid Capital Fund (collectively with the Reporting Persons, the “Initial Cooperating Noteholders”). Aquiline Credit Opportunities Fund L.P. is individually, and Intrepid Income Fund and Intrepid Capital Fund are jointly, filing separate Schedule 13Ds, reporting beneficial ownership of Shares of the Issuer.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) - (c), (f) This Schedule 13D is the first Schedule 13D being filed by GLG Partners LP (the “Investment Manager”), Man Group plc (the “Parent Company”) and Man Funds VI plc – Man GLG High Yield Opportunities (the “Investment Company” and, together with the Investment Manager and the Parent Company, the “Reporting Persons”).  The Investment Manager is a United Kingdom limited partnership. The Parent Company is a Jersey public limited company. The Investment Company is an Ireland public limited company. The principal business address of each Reporting Person is Riverbank House, 2 Swan Lane, London EC4R 3AD, United Kingdom.

This Schedule 13D relates to Shares held by the Investment Company and certain other funds and/or managed accounts, each to which the Investment Manager serves as investment manager (collectively, the “GLG Funds”). The Parent Company indirectly, through various intermediate entities, controls the Investment Manager.

Schedule I attached hereto lists the general partner of the Reporting Persons and each person controlling such general partner (the “Related Parties”) and their state or place of organization, principal business, principal business address, principal occupation and/or citizenship, as applicable.

(d) - (e) During the last five years, none of the Reporting Persons or any of the Related Parties has (i) been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D, or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 15, 2023, the Reporting Persons entered into a Purchase Agreement (the “Purchase Agreement”) with Atento Luxco 1, a wholly-owned subsidiary of the Issuer, and the other note purchasers party thereto. Pursuant to the Purchase Agreement, on February 17, 2023, the note purchasers purchased from Atento Luxco 1 $39,600,000 in aggregate principal amount of new senior secured notes due 2025 (the “2025 Notes”). In addition, in consideration of the Reporting Persons’ subscription for the 2025 Notes, the Issuer granted 3,062,200 warrants (the “Warrants”) on February 21, 2023 to subscribe for Shares at an exercise price of $3.78 to the GLG Funds. Each of the Investment Manager and the Parent Company may be deemed to be the beneficial owner of the 3,062,200 Shares issuable upon exercise of the Warrants held by the GLG Funds, including 977,000 Warrants held by the Investment Company. The source of funds for the transaction was cash on hand available to the Reporting Persons.

The description of the Purchase Agreement included in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the text of the Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION.

The response set forth in Item 3 hereof is incorporated herein by reference.

The Reporting Persons purchased the 2025 Notes and the Warrants for investment purposes.

On March 2, 2023, the Reporting Persons and the other Initial Cooperating Noteholders reached an understanding to cooperate with respect to each Initial Cooperating Noteholder’s holdings of 2025 Notes and existing senior secured notes due 2026 of Atento Luxco 1 (the “2026 Notes”), including to cooperate in pursuing potential restructurings with respect to the indebtedness of the Issuer and its subsidiaries, including Atento Luxco 1 (a “Transaction”), which may include a comprehensive financial restructuring of the Issuer and its subsidiaries. Although the understanding among the Initial Cooperating Noteholders expressly does not apply to any equity securities of the Issuer and its subsidiaries beneficially owned by such Initial Cooperating Noteholders, any Transaction that the Initial Cooperating Noteholders may propose may result in a material change in the Issuer’s corporate structure, and may otherwise affect the capitalization of the Issuer, including the Shares (and the listing and/or registration of the Shares), and may result in a change in the present board of directors or management of the Issuer.

In addition, under the terms of the Purchase Agreement, Atento Luxco 1 agreed to use reasonable endeavors to explore an exchange of the 2026 Notes for an equal principal amount of priority secured notes due 2026 to the extent permitted under the terms of the existing debt documents and subject to other conditions, and the Reporting Persons and the other Initial Cooperating Noteholders may participate in any such exchange. Further, in connection with any Transaction or otherwise, the Reporting Persons and the other Initial Cooperating Noteholders may purchase additional securities of the Issuer or one of its subsidiaries. The Reporting Persons intend to discuss any proposed Transaction with the Issuer and the Issuer’s management and the board of directors, and may also discuss any such proposed Transaction or related actions with other shareholders of the Issuer and other persons.

The Reporting Persons reserve the right, in light of their ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change their plans and intentions at any time, as they deem appropriate. In addition, the Reporting Persons (and their affiliates and Related Parties) reserve the right, subject to any applicable law, to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each Reporting Person’s cover page of this Schedule 13D is incorporated herein by reference. None of the Related Parties beneficially own any Shares.

(c)          The information in Items 3 and 4 of this Schedule 13D is incorporated herein by reference. None of the Reporting Persons or any of the Related Parties has engaged in any transaction in Shares in the 60 days prior to the filing of this Schedule 13D other than as described in Items 3 and 4.

(d)          None.

(e)          Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Purchase Agreement

The response set forth in each of Item 3 and Item 4 hereof is incorporated herein by reference.

As indicated in Item 3 above, on February 15, 2023, the Reporting Persons entered into the Purchase Agreement with Atento Luxco 1 and the other note purchasers party thereto. Pursuant to the Purchase Agreement, the note purchasers purchased from Atento Luxco 1 $39,600,000 in aggregate principal amount of 2025 Notes and 7,795,800 Warrants to subscribe for Shares at an exercise price of $3.78. Interest on the 2025 Notes is 10% per annum payable in cash and 10% per annum payable in additional new 2025 Notes, with interest payable every three months. The 2025 Notes are guaranteed by selected receivables of certain subsidiaries of the Issuer. Pursuant to the terms of a side letter entered into in connection with the Purchase Agreement, upon the occurrence of certain prepayment, redemption, acceleration or foreclosure events, Atento Luxco 1 will pay or cause to be paid to the Reporting Persons and the other Initial Cooperating Noteholders a make-whole premium in accordance with their pro rata share of the 2025 Notes.

The Purchase Agreement also provides that, subject to certain conditions and within a maximum period of six months from the issuance date of the 2025 Notes, Atento Luxco 1 may permit other qualified investors to purchase additional 2025 Notes for a maximum amount of approximately $20 million, in which case such investors would also receive Warrants with similar terms and would have the ability to participate in the above-referenced exchange on a pro rata basis to their holdings in the 2026 Notes.

The Reporting Persons are filing this Schedule 13D jointly pursuant to a joint filing agreement under Rule 13d-1(k) under the Act, a copy of which is filed as an exhibit to this Schedule 13D.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.1	Joint Filing Agreement
99.2	Purchase Agreement, dated February 15, 2023 (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K filed with the SEC on February 23, 2023).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2023	GLG PARTNERS LP

	By:	/s/ Katherine Squire
Name:	Katherine Squire
Title:	Chief Compliance Officer

Date: March 13, 2023	MAN GROUP PLC

	By:	/s/ Antoine Forterre
Name:	Antoine Forterre
Title:	Chief Financial Officer & Chief Operating Officer

Date: March 13, 2023	MAN FUNDS VI PLC - MAN GLG HIGH YIELD OPPORTUNITIES

	By:	GLG Partners LP, its investment manager

	By:	/s/ Katherine Squire
	Name:	Katherine Squire

Schedule I

The name, state or place of organization, principal business, principal business address, principal occupation and/or citizenship of GLG Partners Limited, the general partner of GLG Partners LP, and each of the controlling persons of GLG Partners LP, is set forth below.

Name	State or Place of Organization	Principal Business	Principal Business Address
GLG Partners Limited	United Kingdom	Investment management	Riverbank House 2 Swan Lane London, EC4R 3AD United Kingdom

Name	Principal Business Address	Principal Occupation	Citizenship
Theunis Johnston	Riverbank House 2 Swan Lane London, EC4R 3AD United Kingdom	Chief Executive Officer	British
Carol Ward	Riverbank House 2 Swan Lane London, EC4R 3AD United Kingdom	President	Irish
Katherine Squire	Riverbank House 2 Swan Lane London, EC4R 3AD United Kingdom	Chief Compliance Officer	USA & British